Exhibit 99.1

TOP Ships Announces Pricing of $13.5 Million Public Offering

ATHENS, Greece, December 4, 2022 (GLOBE NEWSWIRE) - – TOP Ships Inc. (NASDAQ: TOPS) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today the pricing of a public offering of 6,750,000 units at a price of $2.00 per unit. Each unit consists of one common share and one Class C warrant to purchase one common share, and will immediately separate upon issuance. The gross proceeds of the offering to the Company, before discounts and commissions and estimated offering expenses, are expected to be approximately $13.5 million.

Each Class C warrant is immediately exercisable for one common share at an exercise price of $2.00 per share and will expire five years from issuance. The offering is expected to close on or about December 6, 2022, subject to customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The offering is being conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-267545) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on December 2, 2022. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107

Email: atsirikos@topships.org